JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

October 31, 2006

VIA: EDGAR

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Amendment No 4 to Registration Statement on Form SB-2
            Filed October 19, 2006
            File No. 333-135483

We resubmit our amended SB-2 on EDGAR.

Prospectus Cover Page.

1.         The following restrictions are sited in the Warrant Agreement attached to the Subscription Agreement, page 16 which was previously filed as Exhibit 10.5.

            2. Exchange and Transfer of Warrant. The Warrant:

                                (a) at any time prior to the exercise hereof, upon presentation and surrender to the Company, may be exchanged, alone or with other Warrants of like tenor registered in the name of the Holder, for another Warrant or other Warrants of like tenor in the name of such Holder exercisable for the same aggregate number of Shares as the Warrant or Warrants surrendered,

                                (b) may not be sold, transferred, hypothecated, or assigned, in whole or in part, without the prior written consent of the Company, which shall not be unreasonably withheld.

2.         We refer you to our response above to comment 1.  The warrants will transfer with the sell of the shares provided the warrants have not being exercised.

Signatures

3.         We have added “Director” under the signature line.

Financial Statements, page F-1 - Exhibit 23.1

4.         We have included a current consent letter.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839